UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

United Community Banks, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share and/or
Common Stock Equivalent Junior Preferred Stock, par value $1.00 per share

(Title of Class of Securities)

90984P303

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 90984P303

1	NAME OF REPORTING PERSON Fletcher Asset Management, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,695,494
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,695,494
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,695,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.85%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 90984P303

1	NAME OF REPORTING PERSON Fletcher International, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,695,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.85%
12	TYPE OF REPORTING PERSON CO

CUSIP No.: 90984P303

1	NAME OF REPORTING PERSON Alphonse Fletcher, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,695,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.85%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 90984P303

ITEM 1(a).	NAME OF ISSUER:
United Community Banks, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
125 Highway 515 East Blairsville, GA 30512
ITEM 2(a).	NAME OF PERSON FILING:
Fletcher Asset Management, Inc. ("FAM") Fletcher International, Inc. ("FII") Alphonse Fletcher, Jr.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
c/o Fletcher Asset Management, Inc. 48 Wall Street 4th Floor New York, New York 10005
ITEM 2(c).	CITIZENSHIP:
FAM is a corporation organized under the laws of the State of Delaware. FII is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United States.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $1.00 per share and/or Common Stock Equivalent Junior Preferred Stock, par value $1.00 per share
ITEM 2(e).	CUSIP NUMBER:
90984P303
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
1,695,494
	(b)	Percent of class:
2.85% (based on 59,416,053 shares of Common Stock, of United Community Banks, Inc. (the "Company") consisting of (i) 57,720,559 shares reported by the Company to FAM to be outstanding as of October 31, 2012 and (ii) 1,695,494 shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock underlying the Convertible Securities (as defined below) and Warrants (as defined below) beneficially owned by FAM, FII, and Mr. Fletcher issuable within 60 days as of December 31, 2012).
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Fletcher Asset Management, Inc. - 1,695,494 Fletcher International, Inc. - 0 Alphonse Fletcher, Jr. - 0
(ii) Shared power to vote or to direct the vote:
Fletcher Asset Management, Inc. - 0 Fletcher International, Inc. - 0 Alphonse Fletcher, Jr. - 0
(iii) Sole power to dispose or to direct the disposition of:
Fletcher Asset Management, Inc. - 1,695,494 Fletcher International, Inc. - 0 Alphonse Fletcher, Jr. - 0
(iv) Shared power to dispose or to direct the disposition of:
Fletcher Asset Management, Inc. - 0
Fletcher International, Inc. - 0
Alphonse Fletcher, Jr. - 0

The 1,695,494 shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock reported to be beneficially owned consist of (i) 1,460,200 shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock due to be received pursuant to various 2012 warrant exercises which the Company has not issued, and (ii) 235,294 shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock issuable under certain conditions pursuant to the Securities Purchase Agreement dated April 1, 2010, as amended (the "Agreement"), by and between the Company and Fletcher International, Ltd. ("FIL"), where $15,000,000 of the Warrant was subsequently transferred to FII, and shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock issuable upon the exercise by FII of certain warrants granted by the Company to FIL (the "Warrants"), where $15,000,000 of the Warrants were subsequently transferred to FII, in connection with and subject to the terms and conditions of the Agreement. The beneficial ownership reported reflects the shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock issuable within 60 days as of December 31, 2012 that would have been held had FII exercised its additional investment rights under the Agreement and had the Warrants been exercised on December 31, 2012, subject to a contractual limitation on the number of shares that may be issued by the Company to FIL without the provision of certain notice as set forth in the Agreement, which prohibits the Company from issuing shares to FIL if such issuance would result in FIL beneficially owning over 9.9% of the aggregate number of shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock of the Company after giving effect to such issuance until 65 days following a notice from FIL to the Company increasing the number of shares issuable. The shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock of the Company reported to be beneficially owned consist of shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock underlying the Warrants held in one or more accounts managed by FAM (the "Accounts"), for FII. FII may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, FII may be deemed to be the beneficial owner of such Common Stock and/or Common Stock Equivalent Junior Preferred Stock. FAM has sole power to vote and sole power to dispose of all shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock underlying the Warrants in the Accounts. By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock and/or Common Stock Equivalent Junior Preferred Stock. FII and Mr. Fletcher disclaim beneficial ownership of such Common Stock and/or Common Stock Equivalent Junior Preferred Stock.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
This Schedule 13G/A is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the warrants transferred to FII pursuant to the FIL Agreement, and assuming issuance of Common Stock and/or Common Stock Equivalent Junior Preferred Stock underlying the Warrants transferred to FII, held at December 31, 2012 in the Accounts managed by FAM. By reason of the provisions of Rule 13d-3 under the Act, FAM, FII, and Mr. Fletcher may each be deemed to beneficially own the shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock underlying the Warrants held in the Accounts. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares purchased for its account.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
This Schedule 13G/A is filed by FAM, FII, and Mr. Fletcher.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable.
ITEM 10.	CERTIFICATION:
By signing below Fletcher Asset Management, Inc., Fletcher International, Inc., and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 12, 2013

Date

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Fletcher Asset Management, Inc.

By: /s/ Giacomo LaFata
Name: Giacomo LaFata
Title: Authorized Signatory

By: /s/ Gerti Muho
Name: Gerti Muho
Title: Authorized Signatory

By: /s/ Floyd Saunders
Name: Floyd Saunders
Title: Authorized Signatory

Fletcher International, Inc. by its duly authorized
investment advisor, Fletcher Asset Management, Inc.

By: /s/ Giacomo LaFata
Name: Giacomo LaFata
Title: Authorized Signatory

By: /s/ Gerti Muho
Name: Gerti Muho
Title: Authorized Signatory

By: /s/ Floyd Saunders
Name: Floyd Saunders
Title: Authorized Signatory

Alphonse Fletcher, Jr., in his individual capacity

By: /s/ Denis J. Kiely
Name: Denis J. Kiely for Alphonse Fletcher, Jr. *By Power of Attorney,
dated February 14, 2001, attached as Exhibit A hereto

Signature
,

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 90984P303
EXHIBIT A

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below revokes all prior Power of Attorney and appoints Denis J. Kiely to act severally as attorney-in-fact for the undersigned solely for the purpose of executing reports required under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission thereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.

Signed: /s/ Alphonse Fletcher Jr.
Alphonse Fletcher Jr.

Dated: February 14, 2001